TERM SHEET – SUMMARY OF KEY TERMS

Issuer: SYNAPZ (AWAKE) FILMS LLC
Platform: CineBlock Films, LLC
Project: *AWAKE (Feature-Length Film)*
Minimum Raise: $50,000 | **Maximum Raise:** $124,000
Closing: As set forth in the Form C (including any earlier or intermediate closings permitted thereunder).

Minimum Investment: $100 (1 Unit)

Investor Returns

- **Recoupment:** 100% of Gross Revenues to Investors until they receive 125% of original investment.

- **Cap:** Investor participation ends once Investors receive 125% of original investment.

Distributions

- **Frequency:** Quarterly, within 90 days after each quarter-end.

- **Reports:** Accompanied by statement of Gross Revenues and related calculation of amounts payable.

Restrictions

- **Transfer:** One-year statutory Reg CF lock-up (limited exceptions).

- **Pari Passu:** Equal treatment among all Investors, in accordance with Participation Percentage.

Credits / Recognition

- $25,000+ contributions → Executive Producer credit.

- $10,000+ contributions → Producer credit.

- Other investors may be acknowledged in "Special Thanks" (at the Company's discretion).

This Term Sheet is a summary only. Full terms and conditions are set forth in the Revenue Participation Agreement.